Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queens Road,

Central, Hong Kong

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

United States

UBS Securities LLC

1285 Avenue of the Americas,

New York, New York 10019

United States

HSBC Securities (USA) Inc.

452 Fifth Avenue, T8

New York, New York 10018

United States

China PA Securities (Hong Kong) Company Limited

Units 3601, 07 & 11-13, 36/F, The Center

99 Queen’s Road Central

Hong Kong

VIA EDGAR

October 27, 2020

Mr. Michael Clampitt

Mr. David Lin

Mr. Marc Thomas

Mr. Robert Klein

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lufax Holding Ltd (CIK No. 0001816007)

Registration Statement on Form F-1, as amended (File No. 333-249366)

Ladies and Gentlemen:

We hereby join Lufax Holding Ltd (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on October 29, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 5,156 copies of the Company’s preliminary prospectus dated October 22, 2020 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As representative of the several underwriters

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Craig Murray

Name: Craig Murray
Title: Managing Director

[Signature Page to Acceleration Request Letter]

Very truly yours,

As representative of the several underwriters

BOFA SECURITIES, INC.

By:	/s/ Michael Woo

Name:	Michael Woo

Title:	Managing Director
Co-Head of APAC Financial Institutions

[Signature Page to Acceleration Request Letter]

Very truly yours,

As representative of the several underwriters

UBS SECURITIES LLC

By:	/s/ Vik Hebatpuria

Name: Vik Hebatpuria
Title: Managing Director

By:	/s/ Muhammad Siddiqui

Name: Muhammad Siddiqui
Title: Director

[Signature Page to Acceleration Request Letter]

Very truly yours,

As representative of the several underwriters

HSBC SECURITIES (USA) INC.

By:	/s/ Jeffrey Nicklas

Name: Jeffrey Nicklas
Title: Director

[Signature Page to Acceleration Request Letter]

Very truly yours,

As representative of the several underwriters

CHINA PA SECURITIES (HONG KONG) COMPANY LIMITED

By:	/s/ Zhang Xinnian

Name: Zhang Xinnian
Title: General Manager

[Signature Page to Acceleration Request Letter]